Exhibit 99.2

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 March 2011 and 2010

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

Reader’s Note:

These unaudited interim consolidated financial statements for the nine months ended 31 March 2011 and 2010 of Continental Energy Corporation (“Continental” or the “Company”) have been prepared by management and have not been reviewed by the Company’s auditors.

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Unaudited - Prepared by Management
Expressed in U.S. Dollars

	31 March	30 June
ASSETS	2011	2010
Current
Cash	$30,952	$88,843
Receivables	73,470	1,881
Prepaid expenses and deposits	4,567	9,465
	108,989	100,189
Investments (Note 7)	1	1
Resource Property Costs (Note 7)	1	1
Equipment (Note 8)	25,961	18,965
	$134,952	$119,156

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 11c)	$729,351	$284,787
Notes payable (Note 9)	15,115	-
	744,466	284,787
SHAREHOLDERS’ DEFICIENCY
Share Capital - Statement 2 (Note 10)	13,522,030	13,522,030
Contributed Surplus - Statement 2 (Note 10)	8,403,925	7,140,572
Deficit - Statement 2	(22,535,469)	(20,828,233)
	(609,514)	(165,631)
	$134,952	$119,156

Nature of Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo", Director

"Robert V. Rudman", Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Shareholders’ Deficiency
Unaudited - Prepared by Management
Expressed in U.S. Dollars

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance - 30 June 2009	69,747,381	$13,419,653	$6,699,165	$(19,552,847)	$565,971
Issuance of shares for: Private placements	2,643,000	102,377	82,633	-	185,010
Financing fees - warrants	-	-	79,008	-	79,008
Financing fees - options	-	-	95,806	-	95,806
Stock-based compensation	-	-	183,960	-	183,960
Loss for the year	-	-	-	(1,275,386)	(1,275,386)

Balance - 30 June 2010	72,390,381	13,522,030	7,140,572	(20,828,233)	(165,631)
Financing fees - warrants	-	-	1,115,459	-	1,115,459
Stock-based compensation	-	-	147,894	-	147,894
Loss for the period - Statement 3	-	-	-	(1,707,236)	(1,707,236)

Balance - 31 March 2011	72,390,381	$13,522,030	$8,403,925	$(22,535,469)	$(609,514)

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Loss and Comprehensive Loss
Unaudited - Prepared by Management
Expressed in U.S. Dollars

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	31 March	31 March	31 March	31 March
	2011	2010	2011	2010
Expenses
Amortization	$390	$4,676	$6,642	$14,237
Consulting fees (Note 11b)	22,500	26,500	67,500	74,000
Filing fees	4,548	-	13,168	8,996
Financing fees - warrants (Note 10d)	-	14,800	1,115,459	14,800
Foreign exchange loss	5,839	559	8,034	4,426
Interest and bank charges	820	1,216	3,057	4,036
Investor relations	4,500	5,085	13,695	34,570
Management fees, salaries and wages (Note 11a and d)	60,510	95,266	218,435	276,756
Office expenses	8,603	21,334	76,638	73,761
Professional fees	24,923	20,726	76,464	98,919
Rent, office maintenance and utilities	6,092	14,837	21,462	36,652
Shareholder communication and transfer agent	-	-	4,368	1,733
Stock-based compensation (Note 10c and d )	-	184,244	147,894	350,108
Travel and accommodation	340	19,573	5,407	35,633

Loss Before the Undernoted	(139,065)	(408,816)	(1,778,223)	(1,028,627)

Other Income (Expenses)
Interest income	-	1	-	3
Gain on sale of CEPL (Note 7)	-	-	71,502	-
Write-off of resource property costs (Note 7)	-	(276)	(515)	(1,273)

Loss and Comprehensive Loss for the Year	$(139,065)	$(409,091)	$(1,707,236)	$(1,029,897)

Loss per Share - Basic and Diluted	$(0.00)	$(0.01)	$(0.02)	$(0.01)
Weighted Average Number of Shares Outstanding	72,390,381	70,416,481	72,390,381	70,065,699

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
Expressed in U.S. Dollars

		For the Three		For the Three		For the Nine		For the Nine
		Months Ended		Months Ended		Months Ended		Months Ended
		31 March		31 March		31 March		31 March
Cash Resources Provided By (Used In)		2011		2010		2011		2010
Operating Activities
Loss for the period		$(139,065)		$(409,091)		$(1,707,236)		$(1,029,897)
Items not affecting cash
Accrued interest on promissory note		115		-		115		-
Amortization		390		4,676		6,642		14,237
Financing fees - warrants		-		-		1,115,459		-
Gain on sale of CEPL		-		-		(71,502)		-
Stock-based compensation		-		184,244		147,894		350,108
Write-off of resource property costs		-		276		515		1,273
Changes in current assets and liabilities
Receivables		4,242		677		(87)		(2,261)
Prepaid expenses and deposits		4,500		6,399		4,898		(13,014)
Accounts payable and accrued liabilities		81,995		63,795		340,447		55,657
		(47,823)		(149,024)		(162,855)		(623,897)
Investing Activities
Resource property costs		-		(276)		(515)		(1,273)
Purchase of equipment, net of recovery		-		-		(13,638)		-
		-		(276)		(14,153)		(1,273)
Financing Activities
Share capital issued for cash		-		185,010		-		185,010
Funds received for promissory note		15,000		-		15,000		-
Advances from related parties		26,839		-		104,117		-
		41,839		185,010		119,117		185,010
Change in Cash		(5,984)		35,710		(57,891)		(440,160)

Cash position - Beginning of Period		36,936		116,060		88,843		591,930

Cash Position - Ending of Period		$30,952		$151,770		$30,952		$151,770

Supplementary disclosure of cash flow information:
Cash paid for interest	$	Nil	$	Nil	$	Nil	$	Nil
Cash paid for income taxes	$	Nil	$	Nil	$	Nil	$	Nil

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”). The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of oil and gas reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred operating losses over the past several fiscal years, has no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of oil and gas interests acquired. Management intends to obtain additional funding by borrowing from directors and officers and issuing private placements. There can be no assurance that management’s future financing actions will be successful. Factors that could affect the availability of financing include the Company’s performance, the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used and such adjustments could be material.

2.	Significant Accounting Policies

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at 30 June 2010. All amounts in these financial statements are expressed in United States dollars (“U.S. dollars”).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

b)	Consolidation

These consolidated financial statements include the accounts of the Company, its one subsidiary and one joint venture company as follows:

  TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the United States (currently inactive).

  CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 7). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements.

All intercompany transactions are eliminated upon consolidation.

3.	Change in Accounting Policy

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after 1 January 2011. The Company adopted this policy effective 1 July 2010. The adoption has not had an impact on the Company’s financial position, earnings or cash flows.

Consolidations and Non-controlling interest – Sections 1601 and 1602

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011. The Company adopted this policy effective 1 July 2010. The adoption has not had an impact on the Company’s financial position, earnings or cash flows.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

4.	New Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The Company’s transition date of 1 July 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 June 2011. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

5.	Financial Instruments

Fair value

The Company’s financial instruments consist of cash, accounts receivable and accounts payable. Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables and accounts payable approximates their fair value because of the short-term nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 31 March 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	31 March 2011
	Canadian	Indonesian
	Dollars	Rupiah
	$
Cash and cash equivalents	10,738	13,842,763
Receivables	1,915	-
Accounts payable and accrued liabilities	(94,121)	(22,500,000)

Based on the above net exposures as at 31 March 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $8,380 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $100 in the Company’s net earnings.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and International financial institutions. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at 31 March 2011, the Company had a cash balance of $30,952 (30 June 2010 - $88,843) which is not sufficient to settle current liabilities of $744,466 (30 June 2010 - $284,787). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

6.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

7.	Resource Property Costs

Bengara-II Property

During the nine months ended 31 March 2011, the Company incurred $515 in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 31 March 2011, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

	30 June		Costs		31 March
	2010	Exploration &	Reimbursed by	Impairment/	2011
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$515	$-	$(515)	$1

	30 June		Costs		31 March
	2009	Exploration &	Reimbursed by	Impairment/	2010
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$1,273	$-	$(1,273)	$1

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method of accounting for business combinations. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements.

Tungkal Property

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia. Under the agreement, the Company was to pay total consideration of $27,320,000. The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. In consideration for negotiating a senior credit facility, the Company made a payment of $100,000 as a financing fee in the prior year. The Company also incurred $197,660 in legal fees and other costs in relation to this transaction in the prior year.

On 9 April 2009, the agreement was terminated with $500,000 of the original deposit being refunded to the Company and $1,000,000 being forfeited as a break-up fee. As a result of the termination, all acquisition costs relating to the Tungkal property were written off in the prior year.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

South Bengara-II Property

On 13 November 2008, the Company acquired an interest in a new PSC in Indonesia. Pursuant to a Joint Bid Agreement (“JBA”) with Adelphi Energy Limited “(Adelphi”) and GeoPetro, ACG (South Bengara-II) Pte. Ltd. (“ACG”), signed a new PSC for the South Bengara-II block. In consideration, the Company made a payment of $100,000 as an interest free loan. The Company also incurred $10,463 in due diligence costs in relation to this transaction in the prior year.

On 22 May 2009, the agreement was terminated and CESB2 has withdrawn from participation in ACG and its new PSC. CESB2 returned its entire 24.999% stake in ACG to Adelphi and received repayment of $95,000 of the loan previously made.

All of the Company’s oil and gas interests are unproven.

CEPL

During the current year, the Company sold 100% of its shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before 1 November 2010. As of 23 June 2011, payment has not been received; however ownership of the CEPL shares has been transferred. Included in the Company’s interim consolidated statements of loss and comprehensive loss are the results of operations of CEPL from the date of incorporation to 20 September 2010.

This transaction resulted in a gain of $71,502 calculated as follows based on the net book values recorded in CEPL as at 31 March 2011:

Assets	$-
Liabilities	2

Net book value of CEPL	2
Proceeds on disposition	71,500

Gain on disposition of CEPL	$71,502

8.	Equipment

Details are as follows:
			31 March
			2011
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$7,469	$934	$6,535
Computer equipment and software	30,684	16,077	14,607
Field survey equipment	5,508	689	4,819
	$43,661	$17,700	$25,961

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

			30 June
			2010
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$30,767	$4,273
Computer equipment and software	81,178	69,636	11,542
Field survey equipment	27,167	24,017	3,150
	$143,385	$124,420	$18,965

9.	Notes Payable

On 17 February 2011 the Company received a $15,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and was repayable on 17 May 2011. As of 23 June 2011 the loan has not been repaid and no new terms have been negotiated.

10.	Share Capital

a)	Authorized Share Capital

The Company’s authorized share capital consists of 1,000,000,000 shares divided into 500,000,000 common shares without par value and 500,000,000 preferred shares without par value. As at 31 March 2011, there are no preferred shares issued or outstanding.

b)	Share Capital

2011

There were no new shares issued during the nine months ended 31 March 2011.

2010

During the year ended 30 June 2010, a private placement was completed for 2,643,000 units for total proceeds of $185,010. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.10 per common share for a three year term expiring on 8 March 2013. The Company allocated $102,377 to the common shares and $82,633 to the share purchase warrants based on the relative fair values.

c)	Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 9(e).

2011

On 17 March 2011, a total of 400,000 outstanding incentive stock options having an exercise price of $0.07 expired.

On 29 September 2010, a total of 8,640,000 outstanding incentive stock options to directors and senior officers having an exercise price of $0.07 and terms expiring between 31 December 2010 and 2011 were amended to all have new expiry dates between 31 December 2011 and 31 December 2012.

The Company calculated the incremental increase in the fair value of these amended options to be $141,591 which was charged to operations.

2010

During the year ended 30 June 2010, a total of 360,000 stock options were granted to officers of the Company having an exercise price of $0.07 per share and expiring on 31 December 2011. The Company calculated the fair value of these options to be $8,614 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.03.

During the year ended 30 June 2010, a total of 4,840,000 outstanding incentive stock options to directors and senior officers having various exercise prices between $0.15 and $0.24 and terms expiring between 31 December 2010 and 2011 were amended to all have a new exercise price of $0.07 and an expiry date of 31 December 2011.

During the year ended 30 June 2010, a total of 3,250,000 outstanding incentive stock options to employees and consultants having various exercise prices between $0.20 and $0.24 were amended to all have a new exercise price of $0.07 but no change to their original expiry dates between 31 December 2010 and 30 June 2011.

During the year ended 30 June 2010, a total of 800,000 outstanding incentive stock options to employees having various exercise prices between $0.15 and $0.24 and terms expiring 31 December 2010 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2011.

During the year ended 30 June 2010, a total of 1,500,000 outstanding incentive stock options to employees and consultants having an exercise price of $0.15 and terms expiring 31 December 2011 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2010.

The Company calculated the incremental increase in the fair value of these amended options to be $95,806 which was charged to operations.

During the year ended 30 June 2010, a total of 1,000,000 stock options were granted to an officer of the Company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these options to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:
		Weighted Average
	Number of	Exercise Price
	Options	per Share
Options outstanding, 30 June 2009	9,390,000	$0.20
Options granted	1,360,000	0.13
Options expired	(1,500,000)	0.07
Options outstanding, 30 June 2010	9,650,000	0.07
Options expired	(400,000)	0.07
Options outstanding, 31 March 2011	9,250,000	$0.07

As at 31 March 2011, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	250,000	$0.07	30 June 2011
	1,160,000	$0.07	31 December 2011
	350,000	$0.07	30 June 2012
	7,490,000	$0.07	31 December 2012
Total outstanding and exercisable	9,250,000

d)	Warrants

2011

On 29 August 2010, a total of 10,000,000 outstanding warrants having an exercise price of $0.90 and an expiry date of 29 August 2010 were repriced to have an exercise price of $0.20 and an expiry date of 29 August 2012.

The Company calculated the incremental increase in the fair value of these amended warrants to be $1,115,459 which was charged to operations.

At the end of the first quarter, the Company was required to revalue certain warrants, with vesting provisions, which were granted to a consultant in a prior period. The incremental increase in the fair value of these revalued warrants was calculated to be $6,303 which was charged to operations.

2010

During the year ended 30 June 2010, 2,643,000 warrants were issued in conjunction with a private placement. Each warrant has an exercise price of $0.10 and an expiry date of 26 February 2013.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

During the year ended 30 June 2010, a total of 4,975,000 outstanding share purchase warrants originally issued in conjunction with private placements and having various exercise prices between $0.15 and $0.40 and terms expiring between 15 May 2010 and 16 September 2012 were all amended to have a new exercise price of $0.07 and a new expiry date of 31 December 2011. The Company calculated the incremental increase in the fair value of these amended warrants to be $79,008 which was charged to operations.

During the year ended 30 June 2010, a total of 1,000,000 share purchase warrants were granted to a financial and management advisory company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these warrants to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these warrants was $0.08.

During the year ended 30 June 2010, a total of 350,000 share purchase warrants were granted to an investor relations company having an exercise price of $0.09 per share and expiring on 16 September 2010. These warrants shall vest in four equal tranches of 87,500 shares and each tranche may be exercised only after 1 January 2010; 1 April 2010; 1 July 2010; and 1 October 2010 unless the contract under which they are issued is cancelled by the Company prior to the vest date. The Company has an unconditional right to terminate the agreement after six months in which case any vested warrants will remain unaffected and all unvested warrants will be cancelled. The Company calculated the fair value of these warrants to be $31,211 on the grant date. In the current period, $24,908 of this was charged to operations. The average grant date fair value of these warrants was $0.08.

During the year ended 30 June 2010, 15,000 warrants having an exercise price of $1.00 per share expired without being exercised.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:
		Weighted Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2009	13,990,000	$0.16
Warrants issued	3,993,000	0.09
Warrants expired	(15,000)	0.07
Warrants outstanding, 30 June 2010 and 31 March 2011	17,968,000	$0.15

Details of outstanding share purchase warrants as at 31 March 2011 are as follows:
	Number of	Price per
Warrants	Shares	Share	Expiry Date
	4,975,000	$0.07	31 December 2011
	10,000,000	$0.20	29 August 2012
	350,000	$0.09	16 September 2012
	2,643,000	$0.10	26 February 2013
	17,968,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 9c) is estimated on the date of grant using the Black-
Scholes option-pricing model with the following assumptions:
	31 March	30 June
	2011	2010
Expected dividend yield	0.00%	0.00
Expected stock price volatility	262%	108%
Risk-free interest rate	1.42%	0.37%
Expected life of options (years)	2.18	1.00

The fair value of each warrant issued (Note 9d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	31 March	30 June
	2011	2010
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	271%	107%
Risk-free interest rate	1.28%	0.35%
Expected life of warrants (years)	2.00	3.00

11.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)	During the nine month period ending 31 March 2011, management, director and officer fees in the amount of $157,500 (2010 - $157,500) were paid or accrued to directors and officers of the Company.

b)	During the nine month period ending 31 March 2011, consulting fees in the amount of $67,500 (2010 - $67,500) were paid or accrued to a firm in which an officer of the Company is a managing director.

c)

During the nine month period ending 31 March 2011, the Company received $104,117 in cash financing from a related party. This amount is included in accounts payable and accrued liabilities and is unsecured, non-interest bearing and has no specific terms for repayment.

c)	As at 31 March 2011, $377,500 (30 June 2010 - $152,500) is payable to officers of the Company which is included in accounts payable and accrued liabilities.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 March 2011 and 2010
Unaudited – Prepared by Management
Expressed in U.S. Dollars

12.	Segmented Information

	North America	East Asia	Consolidated

Nine months ended 31 March 2011
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,562,241)	$(144,995)	$(1,707,236)

Three months ended 31 March 2011
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(100,555)	$(38,510)	$(139,065)

Nine months ended 31 March 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(876,144)	$(153,753)	$(1,029,897)

Three months ended 31 March 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(366,966)	$(42,125)	$(409,091)

As at 31 March 2011
Identifiable assets	$99,790	$35,162	$134,952

Year ended 30 June 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,052,964)	$(222,422)	$(1,275,386)
Identifiable assets	$80,989	$38,167	$119,156

13.	Subsequent Events

a)	On 13 June 2011 the Company received a $10,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and is repayable on 13 August 2011.

b)	On 23 June 2011 the Company received a $5,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and is repayable on 23 August 2011.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Third Quarter Ended March 31, 2011 of the Fiscal Year Ending June 30, 2011

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated.There is a long and positive history of oil exploration success in Indonesia and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 901,668 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of June 23, 2011.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE PAST QUARTER

The “Past Quarter” ended March 31, 2011 marks the end of the Third Quarter of the Company’s annual fiscal year ending June 30, 2011. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No outstanding share purchase warrants expired.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry - A total of 400,000 outstanding incentive stock options expired on March 17, 2011.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
During the Past Quarter, no new shares were issued.

SUBSEQUENT EVENTS

The “Past Quarter” ended March 31, 2011marks the end of the Third Quarter of the Company’s annual fiscal year ending June 30, 2011.Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report are summarized below:

CEPL Shares Transfer Registered
In fiscal quarter one, on July 7, 2010 the Company had entered into a Share Sale and Transfer Agreement to sell 100% of the shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500. As of the Report Date payment under the agreement has not yet been received. In accordance with the instructions of the principals of Transafrica and C&S, Michael S. Murphy and Deepak R. Deshpande, the sale and transfer of the shares was finally registered with the Accounting and Corporate Regulatory Authority of Singapore on April 5, 2011. Neither the Company nor any of its officers or directors own any shares of CEPL nor do they hold any management role nor exert any management influence over CEPL. The sole registered shareholder is Mr. Deepak R. Deshpande and the sole two directors of CEPL are Mr. Deepak R. Deshpande (Managing Director) and Mr. Effendy A.H Merican.

Bengara-II Seismic Update
On April 18, 2011 the Company issued a press release updating progress on its Bengara-II Block property in Indonesia, owned by our 18% subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2").Surface damage claims disputes with prawn farm operators in the area of the company's new seismic acquisition program have largely been overcome. Minor, local issues still arise from time to time. The acquisition of 178 square kilometers of new 3D seismic data is now over 60% complete. Preparatory work is in progress on the planned acquisition of an additional 920 line kilometers of 2D seismic data. Recording of the 2D program will follow completion of recording of the 3D program and will likely coincide with the first 2011 drilling.

The first well of 2011 is now set to be the Muara Makapan-2 well ("MM-2"). CGB2 expects a late third quarter spud of MM-2 which is budgeted at US$ 22.5 Million. An additional well of similar cost is included in CGB2's preliminary budget for 2011 but will not be confirmed until after the MM-2 well is completed.The MM-2 well is designed as an appraisal to the 1988 Muara Makapan-1 ("MM-1") gas and condensate discovery which tested gas at a rate of 19.5 MMCFD and condensate at a rate of 600 BPD. The precise location of the MM-2 will be determined upon review of the 3D seismic but is expected to be in the general vicinity of the MM-1 discovery well which was drilled offshore, but in water only 1.7 meters deep, in the estuary of the Bulungan River. It has not yet been determined whether drilling operations will be conducted from a barge or from an artificial island.

CGB2 believes MM-2 offers a low-risk, fast-track, path to a Plan-of-Development ("POD") for the Bengara-II Block. Reliable and substantive test results and reservoir information were derived from the MM-1 discovery well. This, coupled with the newly acquired 3D seismic data, plus a successful confirmation test of gas and condensate at the planned MM-2 well, should provide sufficient confidence in reserves determinations to justify a POD approval from the Indonesian government.

Termination of Aspen Capital Agreement
In a letter dated May 12, 2011 the Company exercised its right and terminated its financial advisory services agreement with Aspen Capital Partners pursuant to a contract dated September 15, 2009.

Loan From Director
On June 13, 2011 the Company received a $10,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and is repayable on August 13, 2011.

On June 23, 2011 the Company received a $5,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and is repayable on August 23, 2011.

Share Purchase Warrants Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments – No amendments were made to the term of any outstanding share purchase warrants.

Incentive Stock Options Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
Subsequent to the end of the Past Quarter and up to the date of this report, no new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 72,390,381 common shares issued and outstanding.
As of the date of this report the Company had 9,250,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 17,968,000 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Third Quarter Ended March 31, 2011
The “Past Quarter” ended March 31, 2011 marks the end of the Third Quarter of the Company’s annual fiscal year ending June 30, 2011.

  Summary of Quarterly Results
  The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

		Loss from	Basic Income (Loss)	Fully Diluted Income
		Continued	per Share from	per Share from
		Operations and Net	Continued Operations	Continued Operations
Period	Revenues	Income (loss)	and Net Income (loss)	and Net Income (loss)
3rd Quarter 2011	Nil	(139,065)	(0.00)	(0.00)
2nd Quarter 2011	Nil	(183,145)	(0.00)	(0.00)
1st Quarter 2011	Nil	(1,385,026)	(0.02)	(0.02)
4th Quarter 2010	Nil	(245,489)	(0.00)	(0.00)
3rd Quarter 2010	Nil	(409,091)	(0.01)	(0.01)
2nd Quarter 2010	Nil	(273,499)	(0.00)	(0.00)
1st Quarter 2010	Nil	(347,307)	(0.00)	(0.00)
4th Quarter 2009	Nil	(264,481)	(0.00)	(0.00)

  Current Working Capital Situation

As at March 31, 2011, the Company’s consolidated financial statements reflect a working capital deficit of $635,477. This represents a decrease in the working capital of $450,879 compared to the June 30, 2010 working capital deficit of $184,598. The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at March 31, 2011 was $30,952 compared with $88,843 as at June 30, 2010, a decrease of $57,891.

The Company used $162,855 for operating activities during the nine months ended March 31, 2011 compared with $623,897 in the nine months ended March 31, 2010.

The cash resources used for investing activities during the nine months ended March 31, 2011 was $14,153 compared with $1,273 in the nine months ended March 31, 2010.

The cash resources provided by financing activities during the nine months ended March 31, 2011 was $119,117 compared with $185,010 in the nine months ended March 31, 2010.

  Investments

The Company’s oil and gas property expenditures were held at a maintenance level during the Past Quarter. The Company wrote off $515 in expenditures on oil and gas properties during the nine month period ended March 31, 2011, compared with $1,273 in the nine month period ended March 31, 2010.

On November 16, 2010 the Company announced that its 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has proposed a 2011 Bengara-II Block exploration budget to Indonesian oil and gas regulators in the total amount of US$ 89 Million. The total proposed by CGB2 included the drilling of two wells in 2011 including one appraisal well and one exploratory and/or additional appraisal well at a combined budget of US$ 53.8 Million. The total also included an amount of US$ 30.8 Million for 2D and 3D seismic acquisition, processing, and interpretation expenditures. Most of the 2011 seismic expenditure is a carry forward from the 2010 budget year for the ongoing field acquisition survey originally begun in 2010. However, the amount proposed for 2011 does include an increase in expected 2010 seismic acquisition costs to cover cost overruns expected as a result of delays to 2010 field acquisition efforts caused by surface damage claim issues. The remainder of the proposed budget provides for technical studies intended to justify a plan of development and for administrative expenses. The budget is subject to the revision of and the approval of Indonesian oil and gas regulator BPMIGAS.

In the first quarter of the current fiscal year, the Company sold 100% of its shares in its inactive subsidiary CEPL to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before November 1, 2010. As of June 23, 2011, payment has not been received and is included in accounts receivable; however ownership of the CEPL shares has been transferred. This transaction resulted in a gain of $71,502.

  Finance

During the Past Quarter, the Company received $26,839 in cash financing from a related party. The total received for the nine month period ended March 31, 2011 is $104,117. This amount is included in accounts payable and accrued liabilities and is unsecured, non-interest bearing and has no specific terms for repayment.

Also during the Past Quarter, the Company received a $15,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and was repayable on May 17, 2011. As of June 23, 2011 the loan has not been repaid and no new terms have been negotiated.

On March 31, 2011, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 9,250,000 shares at a price of $0.07 and expiring at varying dates between June 30, 2011 and December 31, 2012.

On March 31, 2011 the Company had warrants outstanding to purchase an aggregate of 17,968,000 shares at prices ranging from $0.07 to $0.20 and expiring at varying dates between December 31, 2011 and February 26, 2013.

  Operations

Overall, the Company had a loss from operations during the nine month period ended March 31, 2011 of $1,707,236 compared to $1,029,897 in the nine month period ended March 31, 2010.

The significant changes to general and administrative expenses are as follows: Financing fees increased from $14,800 to $1,115,459 as the result of the revaluation of 10,000,000 warrants during the period. Office expenses increased from $73,761 to $76,638 as a result of increased activity in the Indonesian offices of the Company in the earlier part of the period. Filing fees increased from $8,996 to $13,168 as a result of higher costs incurred with the Company’s transfer agent. Shareholder communication costs increased from $1,733 to $4,368 as a result of costs related to shareholder mailings. These increases were offset by decreases in the following: Consulting fees decreased from $74,000 to $67,500 as the agreement with Aspen Capital Partners took effect partway through the previous fiscal year and there were expenses incurred in Indonesia in the prior year that were not incurred in the current period. Investor relations costs decreased from $34,570 to $13,695 as a result of the termination of the agreement with Agoracom. Management fees, salaries and wages decreased from $276,756 to $218,435 as a result of the termination of an employee during the period. Professional fees decreased from $98,919 to $76,464 as a result of lower legal fees during the current period. Rent, office maintenance and utilities decreased from $36,652 to $21,462 as a result of reduced corporate activity in the current fiscal year. Stock based compensation decreased from $350,108 to $147,894 as the only stock option activity during the current year was the revaluation of previously granted stock options. Travel and accommodation expenditures decreased from $35,633 to $5,407 as the Company was not working on any projects during the period that required extensive travel.

The Company had a loss from operations during the three month period ended March 31, 2011 of $139,065 compared to $409,091 in the three month period ended March 31, 2010.

The significant changes to general and administrative expenses are as follows: Consulting fees decreased from $26,500 to $22,500 as the result of expenditures incurred in Indonesia in the prior year fiscal period. Filing fees increased from $nil to $4,548 as a result of higher costs incurred with the Company’s transfer agent. Professional fees increased from $20,726 to $24,923 as a result of a higher accrual during the period for the year-end audit. These increases were offset by decreases in the following: Financing fees decreased from $14,800 to $nil as there were no finders’ fees paid in the current period. Investor relations costs decreased from $5,085 to $4,500 as a result of fewer press releases being issued in the current period. Management fees, salaries and wages decreased from $95,266 to $60,510 as a result of the termination of an employee during the period. Office expenses decreased from $21,334 to $8,603 as a result of decreased activity in the Indonesian offices in the current period. Rent, office maintenance and utilities decreased from $14,837 to $6,092 as a result of reduced corporate activity in the current fiscal year. Stock based compensation decreased from $184,244 to $Nil as there was no stock option activity in the current period. Travel and accommodation expenditures decreased from $19,573 to $340 as the Company was not working on any projects during the period that required extensive travel.

ADDITIONAL DISCLOSURE

The “Past Quarter” ended March 31, 2011 marks the end of the Third Quarter of the Company’s annual fiscal year ending June 30, 2011.

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Expenditures made by the Company to related parties during the six month period and balances payable to related parties as at March 31, 2011 are as follows:

  During nine month period ended March 31, 2011, salaries and management fees in the amount of $157,500 (2010 - $157,500) were paid or accrued to directors and officers of the Company.

  During the nine month period ended March 31, 2011, consulting fees in the amount of $67,500 (2010 - $67,500) were paid or accrued to a firm in which an officer of the Company is a managing director.

  As at March 31, 2011, $377,500 (30 June 2010 - $152,500) is payable to officers of the Company relating to outstanding salaries and management fees; and $104,117 (30 June 2010 - $Nil) is repayable to an officer relating to cash advances made to the Company.

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The details of the Company’s accounting policies are presented in note 2 and elsewhere in the audited financial statements for the fiscal year ended June 30, 2010. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on the financial results:

Oil and Gas Properties
The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Management’s Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas of assumptions are: impairment of resource properties, the assumptions used in calculating the fair value of options, the useful life of long-lived assets, the fair values of financial instruments, and the future tax rates used to determine future income taxes.

Change in Accounting Policies

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after 1 January 2011. The Company adopted this policy effective 1 July 2010. The adoption has not had an impact on the Company’s financial position, earnings or cash flows.

Consolidations and Non-controlling interest – Sections 1601 and 1602

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011. The Company adopted this policy effective 1 July 2010. The adoption has not had an impact on the Company’s financial position, earnings or cash flows.

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (“IFRS”)
The Canadian Accounting Standards Board (AcSB) has announced its decision to replace Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (IFRS) for all Canadian Publicly Accountable Enterprises (PAEs). The effective changeover date for the Company is July 1, 2011, at which time Canadian GAAP will cease to apply for Continental and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS for the quarter ending September 30, 2011 including comparative IFRS financial results and an opening balance sheet as at July 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended June 30, 2012 with restated comparatives for the year ended June 30, 2011.

Management has developed a project plan for the conversion to IFRS based on the current nature of operations. The conversion plan is comprised of three phases: 1) Scoping phase which will assess the overall impact and effort required by the Company in order to transition to IFRS; 2) Planning phase which will include a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter; 3) Transition phase which will include the preparation of an IFRS compliant opening balance sheet as at July 1, 2010, any necessary conversion adjustments and reconciliations, preparation of fully compliant pro forma financial statements including all note disclosures and disclosures required for the MD&A.

Management has completed phase one and two, and is now advancing through phase three, the TransitionPhase. Management prepared a component evaluation of its existing financial statement line items,comparing Canadian GAAP to the corresponding IFRS guidelines, and has identified a number ofdifferences. Many of the differences identified are not expected to have a material impact on the reportedresults and financial position. Management has also prepared a conversion plan is currently on target forall of the deliverables.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retainedearnings as of the date of the first comparative balance sheet presented based on standards applicable atthat time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions andmandatory exceptions, in certain areas, to the general requirement for full retrospective application ofIFRS. The Company will be applying the following exemptions to its opening statement of financialposition dated July 1, 2010:

(a)	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company will be electing not to apply IFRS to awards that vested prior to July 1, 2010, which have been accounted for in accordance with Canadian GAAP.

(b)	Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will apply this election and IFRS 3 will be applied only to business combinations that occur on or after July 1, 2010.

(c)	Cumulative translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates, for cumulative translation differences that existed at the date of transition to IFRS. The Company will choose to apply this election and will eliminate any cumulative translation difference and adjust retained earnings by the same amount at the date of transition to IFRS. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(d)	IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company will be electing to apply IFRS 3 prospectively, the Company will also be electing to apply IAS 27 prospectively.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company will be applying the following guideline to its opening statement of financial position dated July 1, 2010:

(e)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of July 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Set out below are the most significant areas, identified to date by management, where changes inaccounting policies may have the highest potential impact on the Company’s consolidated financialstatements based on the accounting policy choices approved by the Audit Committee and Board ofDirectors.

In the period leading up to the changeover in 2011, the AcSB has ongoing projects and intends to issuenew accounting standards during the conversion period. As a result, the final impact of IFRS on theCompany’s consolidated financial statements can only be measured once all the IFRS accountingstandards at the conversion date are known. Management will continue to review new standards, as wellas the impact of the new accounting standards, between now and the conversion date to ensure all relevantchanges are addressed.

Foreign Currency (IAS 21)

IFRS requires that the functional currency of each entity in the consolidated group be determinedseparately in accordance with IAS 21 and the entity’s financial results and position should be measuredusing the currency of the primary economic environment in which the entity operates (“the functionalcurrency”). Currently, the functional currency of the consolidated entity is the Canadian dollar (“CAD”)which is also the presentation currency of the Company’s financial statements.

Management has determined that the functional currency of the parent company, Continental Energy Corporation, is the United States dollar and the functional currency of the subsidiary, CGX Exploration Inc. is also the United States dollar. The functional currencies were determined by ananalysis of the primary and secondary indicators identified in IAS 21, The Effects of Changes in ForeignExchange Rates.

The presentation currency of the Company’s financial statements will continue to be the United States dollar.Under IFRS, the financial statement of each entity will need to be translated to the United States dollar inaccordance with IAS 21. In preparing the financial statements of the individual entities, transactions incurrencies other than the entity’s functional currency (foreign currencies) are recorded at the rates ofexchange prevailing at the dates of the transactions. At each statement of financial position date,monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetaryassets and liabilities are translated using the historical rate on the date of the transaction. Non-monetaryassets and liabilities that are stated at fair value are translated using the historical rate on the date that thefair value was determined. All gains and losses on translation of these foreign currency transactions areincluded in the consolidated income statements.

Share Based Payments (IFRS 2)

Canadian GAAP

  The fair value of share based payments with graded vesting are calculated as one grant and theresulting fair value is recognized on an accelerated or straight line basis over the vesting period.

  Forfeitures of awards are recognized as they occur.

IFRS

  Each tranche of a grant with different vesting dates is considered a separate grant for thecalculation of fair value and the resulting fair value is amortized over the vesting period of therespective tranches.

  Forfeiture estimates are recognized in the period they are estimated, and are revised for actualforfeitures in subsequent periods.

All options granted by the Company which vest in the comparative year for IFRS have been valued in compliance with IFRS. A forfeiture rate will need to be applied in the comparative year to make the Company fully compliant with IFRS 2.

Exploration and Evaluation of Mineral Resources (IFRS 6)

Under the Company’s current accounting policy, all costs of exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs in significant investment in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

The comments on the Extractive Industries Discussion Paper published April 2010 indicate that the consensus is to capitalize E&E assets. Based on this, management will most likely decide to continue with its current accounting policy of capitalizing all E&E expenditures.

Management has also decided that E&E assets will be measured at cost, similar to other companies, rather than using the revaluation model. They have also determined that E&E assets will be classified as intangible assets. This has been chosen because expenditures reflect an increased knowledge of the property as opposed to a tangible asset.

Asset Impairment (IAS 36)

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carryingvalues with undiscounted future cash flows to determine whether impairment exists; and then measuringany impairment by comparing asset carrying values with discounted cash flows. International AccountingStandard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement ofimpairment, with asset carrying values compared directly with the higher of fair value less costs to selland value in use (which uses discounted future cash flows). This may potentially result in write downswhere the carrying value of assets were previously supported under Canadian GAAP on an undiscountedcash flow basis, but could not be supported on a discounted cash flow basis.

Currently the Company has no significant assets for which impairment testing is required. However, asevents and circumstances of the Company’s operations change that give rise to impairment testing, IAS36 will be applied.

Property, Plant and Equipment (IAS 16)

Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the revaluation is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Currently, the Company only has an immaterial amount of assets capitalized as property, plant and equipment and as a result, there will be no material impact on the adoption of either IFRS model on the Company’s financial statements.

In accordance with IAS 16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts and account for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

Income Taxes (IAS 12)

Under Canadian GAAP, future income tax assets and liabilities are referred to as “future income tax”(“FIT”) assets and liabilities while under IFRS these are referred to as “deferred tax assets and liabilities.”

Similar to FIT assets and liabilities, deferred tax assets and liabilities are recognized for deferred taxconsequences attributable to differences between the financial statement carrying amounts of existingassets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured usingthe enacted or substantively enacted tax rates expected to apply when the asset is realized or the liabilitysettled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in theperiod that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will beavailable against which the asset can be utilized. To the extent that the Company does not consider itprobable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

For IFRS the following temporary differences do not result in deferred tax assets or liabilities:

(a)	the initial recognition of assets or liabilities, not arising in a business combination, that does notaffect accounting or taxable profit;

(b)

investments in subsidiaries, associates and jointly controlled entities where the timing of reversalof the temporary differences can be controlled and reversal in the foreseeable future is notprobable.

The Company expects the impact of implementing IAS 12 Income Taxes will not have a significant impact on the financial statements. However, as events and circumstances of the Company’s operations change that give rise to future income taxes, IAS 12 will be applied.

Conclusion

As the Company elects and approves the IFRS accounting policy for each of the areas above,management will determine and disclose the potential impact of the IFRS adoption at the transition dateon our financial statements. The International Accounting Standards Board will also continue to issuenew accounting standards during the conversion period and, as a result, the final impact of IFRS on theCompany’s consolidated financial statements will only be measured once all the IFRS applicableaccounting standards at the conversion date are known.

Based on management’s assessment of the information system currently used by the Company, allinformation required to be reported under IFRS is expected to be available with minimal system changes.In addition, based upon the Company’s current operations, it is management’s opinion that the adoptionof IFRS is not expected to have a significant impact on internal controls and reporting procedures.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation anddisclosure requirements. Disclosure requirements under IFRS generally contain more breadth and depththan those required under Canadian GAAP and, therefore, will result in more extensive note references.The Company is continuing to assess the level of presentation and disclosures required for itsconsolidated financial statements.

The Company currently does not have any debt covenants, capital requirements, compensationarrangements, or material contracts that impact its current business activities that would affect theconversion to IFRS.

Management, members of the board of directors and audit committee have the required financialreporting expertise to ensure the adequate organization and transition to IFRS.

Capital Resources
The Company has no operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With a working capital deficit of $635,477 as at March 31, 2011, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. During the year ended June 30, 2010 the Company retained the services of a financial advisor and an investment banker who are actively sourcing capital for the Company.

Risks and Uncertainties
The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Financial Instruments

Fair value

The Company’s financial instruments consist of cash, accounts receivable and accounts payable. Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables and accounts payable approximates their fair value because of the short-term nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At March 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	March 31, 2011
	Canadian	Indonesian
	Dollars	Rupiah
	$
Cash and cash equivalents	10,738	13,842,763
Receivables	1,915	-
Accounts payable and accrued liabilities	(94,121)	(22,500,000)

Based on the above net exposures as at March 31, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $8,380 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $100 in the Company’s net earnings.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and international financial institutions. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at March 31, 2011, the Company had a cash balance of $30,952 (June 30, 2010 -$88,843) to settle current liabilities of $744,466 (June 30, 2010 - $284,787).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental’s general and administrative expenses and resource property costs is provided in the Company’s Interim Consolidated Statement of Loss and Note 7 - Resource Property Costs contained in its Interim Consolidated Financial Statements for March 31, 2011.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the unaudited and management prepared, interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended March 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 23, 2011

(signed) ”Richard L. McAdoo”
Name: Richard L. McAdoo
Title: Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities  legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Robert V. Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended March 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 23, 2011

(signed) “Robert V. Rudman”
Name: Robert V. Rudman
Title: Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.